Exhibit 99.227

NexTech AR Announces Major Expansion Into Asia-Pacific Market

Vancouver B.C.– November 3, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events today announced that it is expanding its services into the Asia-Pacific market after establishing a presence in Singapore. To support this expansion, NexTech has hired Yau Boon Lim, a technology industry veteran with over 25 years’ experience in strategy, planning, marketing, operations and business management for various industries in the Asia Pacific market. Lim has held leadership positions within global enterprise technology companies, driving marketing and strategies for blue chip global tech companies including IBM where he led marketing management, Motorola where he was Head of Strategy and Planning, and SAP where he was Vice President of Marketing for the Asia Pacific market. Lim will be based out of Singapore.

“I’m excited to join the NexTech team and believe that its technology and service team is well-suited to meet the growing demands of the fast-paced Asia-Pacific market. This region, much like the rest of the globe, continues to rely on virtual offerings for conferences, meetings, events, education and more, and it is aggressively seeking new technological applications, ranging from AR, holograms, enhanced language packs and more that can engage audiences worldwide. There is tremendous potential for NexTech’s InfernoAR technology and I look forward to seeing the traction this company will gain in the Asia-Pacific market,” said Yau Boon Lim, President and Managing Director Asia-Pacific at NexTech AR.

Nextech has already begun to create channel partnerships for strategic expansion within high-growth industries across the Asia-Pacific market. Target industries will include meetings and conferences, education, and e-commerce. The Company’s initial focus will be within Southeast Asia including South Korea, Japan and China. NexTech will create specialty application and language packs for each of these countries that are accessible within its InfernoAR technology.

In this new role, as President and Managing Director Asia-Pacific at NexTech AR Lim will be responsible for quickly establishing NexTech’s presence in the Asia-Pacific market through strategic channel partnerships. Lim will also drive the Company’s marketing efforts across Asia and will build out the team to support service requests across the region by the end of 2020.

“The Asia-Pacific market opportunity with over 4Billion people and 60% of the world’s market is huge, primed and ready for our InfernoAR technology and with Yau Boon leading our strategy and expansion, we’re confident that we’ll drive serious revenue. Over the next couple of months, we’ll be expanding our team, our capabilities and our presence within this fast growing technology driven and bustling market,” said Evan Gappelberg, CEO of NexTech AR. “This is a major milestone for NexTech, marking our continued commitment for global growth as we continue to rapidly expand our solutions globally. With this expansion the sun will never set for Nextech and the stage is now set for continued hyper-growth in 2021 and beyond.”

To learn more about NexTech, please click here.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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